UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 14, 2022

CATCHMARK TIMBER TRUST, INC.

(Exact Name of Registrant as Specified in its Charter)

Maryland	001-36239	20-3536671
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5 Concourse Parkway, Suite 2650

Atlanta, GA 30328

(Address of Principal Executive Offices) (Zip code)

(855) 858-9794

(Registrant’s telephone number, including area code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Common Stock, $0.01 Par Value Per Share	CTT	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Introductory Note

This Current Report on Form 8-K is being filed in connection with the completion on September 14, 2022 of the transactions contemplated by that certain Agreement and Plan of Merger, dated as of May 29, 2022 (the “Merger Agreement”), by and among CatchMark Timber Trust, Inc., a Maryland corporation (the “Company” or “Catchmark”), CatchMark Timber Operating Partnership, L.P., a Delaware limited partnership (the “Partnership” and, together with the Company, the “Company Parties”), PotlatchDeltic Corporation, a Delaware corporation (“Parent” or “PotlatchDeltic”) and Horizon Merger Sub 2022, LLC, a Delaware limited liability company (“Merger Sub” and, together with Parent, the “Parent Parties”). Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, at the closing (the “Closing”), (i) the Company merged with and into the Merger Sub (the “Company Merger”) and (ii) immediately thereafter, the Partnership merged with and into the Merger Sub (the “Partnership Merger” and, together with the Company Merger, the “Mergers”), with the Merger Sub surviving each of the Company Merger and the Partnership Merger (the “Surviving Company”).

Item 2.01.	Completion of Acquisition or Disposition of Assets.

The information provided in the Introductory Note of this Current Report on Form 8-K is incorporated herein by reference.

Pursuant to the terms and conditions of the Merger Agreement, among other things:

•

Class A Common Stock: At the effective time of the Company Merger (the “Company Merger Effective Time”), each share of Class A Common Stock of the Company, par value $0.01 per share, issued and outstanding immediately prior to the Company Merger Effective Time (each, a “Company Common Share”), other than Company Common Shares held by any Company Party, any Parent Party, or any of their respective subsidiaries (which were cancelled and ceased to exist as of the Company Merger Effective Time), was automatically cancelled and converted into the right to receive 0.230 validly issued, fully paid and non-assessable shares of common stock of Parent, par value $1.00 per share (the “Merger Consideration”), without interest, but subject to applicable withholding taxes, plus the right, if any, to receive cash in lieu of fractional shares of the Merger Consideration (the “Fractional Share Consideration”) into which such Company Common Shares would have been converted;

•

Partnership OP Units: At the effective time of the Partnership Merger (the “Partnership Merger Effective Time”), each common unit of the Partnership (each, a “Partnership OP Unit”), other than Partnership OP Units held by any Company Party, any Parent Party, or any of their respective subsidiaries (which were cancelled and ceased to exist as of the Partnership Merger Effective Time), was automatically cancelled and converted into the right to receive the Merger Consideration, without interest, but subject to applicable withholding taxes, plus the right, if any, to receive the Fractional Share Consideration into which such Partnership OP Units would have been converted;

•

Company Restricted Stock Awards: Immediately prior to the Company Merger Effective Time, any and all outstanding issuance and forfeiture conditions on any Company Common Shares subject to Company Restricted Stock Awards were deemed satisfied in full and on a fully vested basis (at maximum performance to the extent applicable), and such Company Common Shares were automatically converted into the right to receive the Merger Consideration in respect of each such Company Common Share, plus any Fractional Share Consideration into which such Company Common Shares would have been converted, less applicable taxes and withholding; and

•

Partnership LTIP Units: Immediately prior to the Partnership Merger Effective Time, (i) each issued and outstanding unvested LTIP Unit in the Partnership (each, a “Partnership LTIP Unit”) automatically became fully vested (at maximum performance to the extent applicable) and (ii) each issued and outstanding vested Partnership LTIP Unit eligible for conversion into a Partnership OP Unit prior to or at the Partnership Merger Effective Time (including Partnership LTIP Units that vested in accordance with clause (i) of this paragraph), automatically converted into a Partnership OP Unit, and such Partnership OP Units were automatically converted into the right to receive the Merger Consideration in respect of each such Partnership OP Unit, plus any Fractional Share Consideration into which such Partnership OP Units would have been converted.

The description of the Mergers and the Merger Agreement contained in this Item 2.01 does not purport to be complete and is subject to and qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on May 31, 2022, and is incorporated herein by reference.

Item 3.01.	Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing

The information provided in the Introductory Note and Item 2.01 of this Current Report on Form 8-K is incorporated herein by reference.

On September 14, 2022, in connection with the completion of the Company Merger, the Surviving Company requested that the New York Stock Exchange (the “NYSE”) suspend trading in the Company Common Shares and file with the SEC a notification of removal from listing and registration on Form 25 to effect the delisting from the NYSE and deregistration under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the Company Common Shares. Following the effectiveness of the Form 25, the Surviving Company intends to file with the SEC a Form 15 requesting the termination of registration of the Company Common Shares under Section 12(g) of the Exchange Act and the suspension of reporting obligations under Section 13(a) and 15(d) of the Exchange Act.

Item 3.03.	Material Modification to Rights of Security Holders

The information provided in the Introductory Note and Item 2.01 of this Current Report on Form 8-K is incorporated herein by reference.

At the Company Merger Effective Time, the holders of Company Common Shares outstanding immediately before the Company Merger ceased to have any rights as stockholders of the Company (other than their right to receive the Merger Consideration and the Fractional Share Consideration, if applicable).

Item 5.01.	Changes in Control of Registrant

The information provided in the Introductory Note and Item 2.01 of this Current Report on Form 8-K is incorporated herein by reference.

As a result of the completion of the Company Merger, a change in control of the Company occurred. Merger Sub, as successor by merger to the Company, remains a subsidiary of Parent.

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

The information set forth in the Introductory Note and Item 2.01 of this Current Report on Form 8-K is incorporated herein by reference.

In connection with, and by virtue of, the completion of the Mergers, at the Company Merger Effective Time, all of the directors of the Company ceased to be directors of the Company and members of any and all committees of the Company’s board of directors. These actions were in connection with the Mergers and not as a result of any disagreements with the Company on any matters relating to the Company’s operations, policies or practices.

Important Additional Information about the Proposed Transaction

This communication is being made in respect of the proposed merger transaction involving PotlatchDeltic and CatchMark. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, PotlatchDeltic filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that was declared effective on August 10, 2022 that constitutes a prospectus of PotlatchDeltic and a proxy statement of CatchMark. CatchMark filed the proxy statement/prospectus with the SEC on August 10, 2022 and mailed it to its stockholders commencing August 12, 2022. The proxy statement/prospectus related to the proposed merger contains important information about PotlatchDeltic, CatchMark, the proposed transaction and related matters. Investors are urged to carefully read the proxy statement/prospectus and other documents filed or to be filed with the

SEC (or incorporated by reference into the proxy statement/prospectus) in connection with the proposed merger. Investors may obtain free copies of the proxy statement/prospectus and other documents through the website maintained by the SEC at www.sec.gov. In addition, investors are able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties on PotlatchDeltic’s website at www.potlatchdeltic.com (which website is not incorporated herein by reference), for documents filed with the SEC by PotlatchDeltic, or on CatchMark’s website at www.catchmark.com (which website is not incorporated herein by reference), for documents filed with the SEC by CatchMark.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements can generally be identified by the Company’s use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “should,” “anticipate,” “estimate,” “believe,” “continue,” or other similar words. However, the absence of these or similar words or expressions does not mean that a statement is not forward-looking. Forward-looking statements are not guarantees of performance and are based on certain assumptions, discuss future expectations, describe plans and strategies, contain projections of results of operations or of financial condition or state other forward-looking information. Risks and uncertainties that could cause the Company’s actual results to differ from these forward-looking statements include, but are not limited to, that (i) the timing of the closing of the Mergers, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all or that the closing of the Mergers will not occur; (ii) the proposed Mergers may involve unexpected costs, liabilities or delays; (iii) the Company’s business may suffer as a result of uncertainty surrounding the proposed Mergers; (iv) the risk that the proposed Mergers disrupt the Company’s current plans and operations or divert management’s or employees’ attention from ongoing business operations; (v) the risk of potential difficulties with the Company’s ability to retain and hire key personnel and maintain relationships with suppliers and other third parties as a result of the proposed Mergers; (vi) the possible failure of the Company to maintain its qualification as a REIT; (vii) stockholder litigation in connection with the proposed Mergers may affect the timing or occurrence of the proposed Mergers or result in significant costs of defense, indemnification and liability; (viii) the Company may be adversely affected by other economic, business or competitive factors; (ix) the occurrence of any event, change or other circumstances could give rise to the termination of the Merger Agreement; and (x) other risks to the consummation of the proposed Mergers, including the risk that the proposed Mergers will not be consummated within the expected time period or at all; (xi) the factors described in Part I, Item 1A. Risk Factors of the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 and the Company’s other filings with the SEC and the proxy statement/prospectus filed by the Company in connection with the Mergers. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Current Report on Form 8-K. The Company undertakes no obligation to update its forward-looking statements, except as required by law.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits

Exhibit Number	Exhibit Description

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CATCHMARK TIMBER TRUST, INC. (Registrant)

Date: September 14, 2022	By:	/s/ Lesley H. Solomon
Lesley H. Solomon
General Counsel and Secretary

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